UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Fiscal Council Meeting held on April 14, 2022

DATE, TIME AND PLACE: On April 14, 2022, at 08 a.m., by teleconference, the Fiscal Council of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the totality of its members.

CALL NOTICE AND ATTENDANCE: Regularly called meeting, with the presence of the undersigned members of the Fiscal Council.

MEETING BOARD: José Roberto Machado Filho, President. Bruno Carneiro, Secretary.

AGENDA: Analyze and issue an opinion on the Executive Board proposal for declaration and payment of proceeds of the Company.

RESOLUTIONS: The purpose of this meeting was to present to the members of the Fiscal Council the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meeting of the shareholders to be held until April 30, 2023 for the declaration and payment of: (I) Interim Dividends in the total amount of R$ 700,000,000.00 (seven hundred million reais), pursuant to the article 37, item II, of the Company's Bylaws, calculated based on the profit for the year calculated up to the balance sheet of March 31, 2022,; and (II) Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws based on the profit for the year calculated up to the balance sheet of March 31, 2022, in the gross amount of R$ 1,000,000,000.00 (one billion reais). After discussing the matter, the members of the Company's Fiscal Council, unanimously, favorably expressed the declaration and payment of Interim Dividends and Interest on Company’s Equity, as proposed by the Executive Board.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. José Roberto Machado Filho, President. Bruno Carneiro, Secretary. Signatures: Mr. José Roberto Machado Filho; Mrs. Cassia Maria Matsuno Chibante and Mr. Valmir Pedro Rossi – Members.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Fiscal Council Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 14, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer